Exhibit 12

	Predecessor		Successor
	Three months ended March 31, 2004		Three Months Ended March 31, 2005
	(in $ millions, except for ratio of earnings to combined fixed charges)
Earnings:
Earnings from continuing operations before tax and minority interests	72		57
Less:
Equity in net earnings of affiliates	(12)		(15)
Plus :
Income distributions from equity investments	15		36
Amortization of capitalized interest	2		1
Total fixed charges	16		157
Total earnings as defined before combined fixed charges	93		236
Fixed charges:
Interest expense	6		140
Capitalized interest	3		1
Estimated interest portion of rent expense	7		6
Cumulative undeclared preferred stock dividends	—		2
Guaranteed payment to minority shareholders	—		8
Total combined fixed charges	16		157
Ratio of earnings to combined fixed charges	5.8	x	1.5	x